Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 31, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Universal American Spin Corp.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-172691)

Ladies and Gentlemen:

On behalf of Universal American Spin Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2011.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jeffrey Riedler, dated March 15, 2011 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.                                      Your annual report on Form 10-K that you filed on March 1, 2011 did not include the information required under Part III of that form.  Please either amend your annual report to include this information or file a definitive proxy statement that incorporates it by reference prior to requesting effectiveness of your registration statement.

Response to Comment 1

In response to the Staff’s comment, the Company has filed an amended annual report on Form 10-K on March 31, 2011, which includes the information required under Part III of Form 10-K, and has included such information in the Registration Statement.  Please see pages 217 to 240 of Amendment No. 1.

Where You Can Find More Information, page 197

2.                                      Please amend this section to incorporate by reference all current reports on Form 8-K filed since January 2011 and indicate the date of filing of each document you are incorporating by reference.  Please also note that you should delete the proxy statement filed on April 30, 2010 from the list of filings that you are incorporating by reference as this is part of your annual report on Form 10-K for the fiscal year ended December 31, 2009.

Response to Comment 2

The Company advises the Staff that it no longer will be incorporating by reference in the Registration Statement.  Accordingly, the Company has included in the Registration Statement all information previously incorporated by reference or required to be included, including the information in the sections of the Registration Statement entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of UAM (Accounting Successor of New UAM)” (pages 172 to 211 of Amendment No. 1), “Executive Compensation of New UAM” (pages 217 to 240 of Amendment No. 1) and Consolidated Financial Statements and Financial Statement Schedules of UAM and Subsidiaries (pages F-1 to F-78 of Amendment No. 1), including the audit opinion related thereto.

Signatures, page II-7

3.                                      Please amend your registration statement to include the signature of your Principal Financial Officer, your Principal Accounting Officer or Controller, and a majority of the members of your Board of Directors.  If one or more of your current signatories performs any of these functions, please amend your registration statement to indicate such.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment to indicate the title of the officers signing the Registration Statement.  The Company advises the Staff that the Company’s Board of Directors consists of two members, both of which have signed the Registration Statement.  Please see page II-7 of Amendment No. 1.

*  *  *  *

If you have any questions, please do not hesitate to contact either the undersigned at (212) 373-3025 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy
cc:	Tony L. Wolk, Esq.
Universal American Spin Corp.